Mail Stop 3561

June 22, 2007

Via Fax & U.S. Mail

Mr. David J. Fallon
Chief Financial Officer
28213 Van Dyke Avenue
Warren, Michigan 48093

Re: Noble International, Ltd.
Schedule 14A Proxy Statement
Filed April 4, 2007
File No. 001-13581

Dear Mr. Fallon:

We have reviewed your response letter dated June 15, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Proxy Statement filed by Noble International on June 15, 2007

Selected Historical Financial Information of Noble, page 11
Summary Unaudited Pro Forma Condensed Combined Financial Information, page 14

1. Please update the Selected Historical Financial Information for Noble to include financial information for the interim periods ended March 31, 2007 and 2006. The Pro Forma Financial information on page 14 should also be updated to include March 31, 2007 pro forma financial information.

Note 5. Pro Forma Adjustments for Unaudited Pro Forma Combined Statement of Income

Footnote (k)

2. We note from your response to our prior comment 5 that you believe the adjustment is appropriate because if the transaction occurred on January 1, 2006, the goodwill on TBA's financial statements would not have been recognized and accordingly the goodwill impairment charge recognized by TBA in 2006 would not have been recognized. However, we continue to believe that infrequent or nonrecurring items that are included in the underlying historical financial statements and that are not directly attributable to the transaction should not be eliminated in arriving at pro forma income. Please refer to Rule 11-02(b)(6) of Regulation S-X. Please revise your pro forma statements to eliminate the portion of adjustment (k) that eliminates the $2.0 goodwill impairment charge included in TBA's historical results of operations.

Consents of Independent Registered Accounting Firms, page F-18 and F-19

3. Please include currently dated consents of the independent registered accounting firms in the Definitive Proxy statement of Noble International Limited. Also, please ensure that the consents refer to the correct date of Proxy statement.

Noble International Ltd. Form 10-K for the Year Ended December 31, 2006

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note C. Goodwill and Other Intangible Assets, page 49

4. We note from your response to our prior comments 2 and 9 that the independent valuation firm analyzed projected revenue by platform in three stages. However, we are still unclear as to how the fifteen year useful life was calculated for the customer contracts/platforms acquired in the Pullman acquisition. Please explain to us in detail how the fifteen year useful life was calculated in light of the 80%

probability of the first renewal period and the 40% probability of the second renewal period. It would appear to us that if the probability for the first and second renewal periods were less than 100%, the duration of the contract used in the analysis for each of these renewal periods would be less than 6 years. Please provide us details, including the terms of the most significant contracts acquired, showing how the fifteen useful life was calculated.

Form 8-K Dated December 22, 2006

5. We note from your response to our prior comment 12 that you will file a Form 8-K amendment in response to our comments. Please file the Form 8-K amendment which includes audited financial statements for Pullman-Mexico and other information and disclosures requested in our prior comments 50, 51 and 52 of our comment letter dated May 3, 2007.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief